Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Paylocity Holding Corporation:

We consent to the incorporation by reference in this registration statement on Form S-8 of Paylocity Holding Corporation of our report dated December 5, 2013 except for note 17, which is as of March 6, 2014, with respect to the consolidated balance sheets of Paylocity Holding Corporation as of June 30, 2011, 2012, and 2013, and the related consolidated statements of operations, changes in redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended June 30, 2013.

/s/ KPMG LLP

Chicago, Illinois
March 27, 2014